EXHIBIT 99.2

MAG SILVER CORP. Consolidated Financial Statements (expressed in thousands of US dollars) For the year ended December 31, 2016 Dated: March 29, 2017

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MAG www.magsilver.com info@magsilver.com

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management's discussion and analysis ("MD&A") and all financial information in the Annual Report for MAG Silver Corp. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management's assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of MAG Silver Corp. ("MAG" or "the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Office, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. It includes those policies and procedures that:
i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of MAG;
ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that MAG's receipts and expenditures are made only in accordance with authorizations of management and MAG's directors; and

iii.
provided reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of MAG's assets that could have a material effect on the Company's consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of MAG's internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2016, MAG's internal control over financial reporting was effective.
The effectiveness of MAG's internal control over financial reporting, as of December 31, 2016, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements as of and for the year ended December 31, 2016, as stated in their report.

/s/ "George Paspalas"	/s/ "Larry Taddei"
George Paspalas	Larry Taddei
Chief Executive Officer	Chief Financial Officer

March 29, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
MAG Silver Corp.
We have audited the accompanying consolidated financial statements of MAG Silver Corp. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

"/s/ Deloitte LLP"
Chartered Professional Accountants
March 29, 2017
Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
 MAG Silver Corp.

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the "Company") as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2016 of the Company and our report dated March 29, 2017 expressed an unmodified/unqualified opinion on those financial statements.

"/s/ Deloitte LLP"
Chartered Professional Accountants
March 29, 2017
Vancouver, Canada

MAG SILVER CORP.
Consolidated Statements of Financial Position

(In thousands of US dollars, except shares)
	Note	December 31, 2016	December 31, 2015

ASSETS

CURRENT
Cash and cash equivalents	3	$83,347	$75,424
Term deposits	3	55,000	-
Accounts receivable	4	628	327
Investments	5	718	279
Prepaid expenses		181	150
TOTAL CURRENT ASSETS		139,874	76,180
EQUIPMENT	6	54	38
INVESTMENT IN ASSOCIATE	7	37,312	31,240
EXPLORATION AND EVALUATION ASSETS	8	-	52,806
TOTAL ASSETS		$177,240	$160,264

LIABILITIES

CURRENT
Trade and other payables		$733	$957
COMMITMENTS	7,15

DEFERRED INCOME TAXES	16	589	5,165

TOTAL LIABILITIES		1,322	6,122

EQUITY

Share capital	9	343,654	262,218
Equity reserve		16,133	19,993
Accumulated other comprehensive income		882	836
Deficit		(184,751)	(128,905)
TOTAL EQUITY		175,918	154,142
TOTAL LIABILITIES AND EQUITY		$177,240	$160,264

SUBSEQUENT EVENTS	17

ON BEHALF OF THE BOARD (approved on March 27, 2017)

/s/ "Peter Barnes"	/s/ "Jill Leversage"
Peter Barnes, Director	Jill Leversage, Director

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Loss and Comprehensive Loss
(In US dollars except for shares and per share amounts)

		For the years ended
		December 31
	Note	2016		2015
EXPENSES
Accounting and audit			$615		$469
Amortization	6		23		16
Filing and transfer agent fees			182		184
Foreign exchange loss			36		2,135
General office expenses			719		651
Legal			256		344
Management compensation and consulting fees			2,397		1,965
Property investigation costs			257		217
Impairment of exploration and evaluation assets	8		53,893		-
Option to acquire mineral interest written off	8		-		4,292
Share based payment expense	9b,c,d		2,263		3,090
Shareholder relations			515		526
Travel			250		289
			61,406		14,178
INTEREST INCOME			1,115		289
GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES	5		1,152		-
GAIN ON WARRANTS (MARK-TO-MARKET)	5		44		-
IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES	5		-		(92)
EQUITY PICK UP FROM ASSOCIATE	7		(1,327)		(1,366)
LOSS FOR THE YEAR BEFORE INCOME TAX		$	(60,422)	$	(15,347)

DEFERRED INCOME TAX RECOVERY (EXPENSE)	16		4,576		(1,482)
LOSS FOR THE YEAR		$	(55,846)	$	(16,829)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE
SECURITIES, NET OF TAXES	5		1,198		(22)
RECLASSIFICATION TO GAIN ON SALE
OF AVAILABLE-FOR-SALE SECURITIES	5		(1,152)		-
			46		(22)

TOTAL COMPREHENSIVE INCOME (LOSS)		$	(55,800)	$	(16,851)

BASIC AND DILUTED
LOSS PER SHARE		$	(0.71)	$	(0.24)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC AND DILUTED			78,482,056		69,214,848

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
(In thousands of US dollars, except shares)
						Unrealized	Accumulated
		Common shares			Currency	gain (loss) on	other
		without par value		Equity	translation	available-for-sale	comprehensive		Total
	Note	Shares	Amount	Reserve	adjustment	securities	income (loss)	Deficit	equity
Balance, January 1, 2015		68,860,536	$257,023	$19,486	$784	$74	$858	$(112,076)	$165,291
Stock options exercised	9a,b	424,900	3,769	(1,172)	-	-	-	-	2,597
Stock options exercised cashless	9a,b	121,150	1,418	(1,418)	-	-	-	-	-
Restricted share units converted	9a,c	800	8	(8)	-	-	-	-	-
Share based payment	9b,c,d	-	-	3,105	-	-	-	-	3,105

Unrealized loss on available-for-sale securities	5	-	-	-	-	(22)	(22)	-	(22)
Net loss		-	-	-	-	-	-	(16,829)	(16,829)
Total Comprehensive Loss		-	-	-	-	(22)	(22)	(16,829)	(16,851)

Balance, December 31, 2015		69,407,386	$262,218	$19,993	$784	$52	$836	$(128,905)	$154,142
Stock options exercised	9a,b	691,705	6,632	(1,973)	-	-	-	-	4,659
Stock options exercised cashless	9a,b	325,671	3,823	(3,823)	-	-	-	-	-
Restricted and performance share units converted	9a,c	38,692	327	(327)	-	-	-	-	-
Share based payment	9b,c,d	-	-	2,263	-	-	-	-	2,263
Issued for cash	9a	10,240,750	70,654	-	-	-	-	-	70,654

Unrealized gain on available-for-sale securities	5	-	-	-	-	1,198	1,198		1,198
Gain on sale of available-for-sale securities	5	-	-	-	-	(1,152)	(1,152)		(1,152)
Net loss		-	-	-	-	-	-	(55,846)	(55,846)
Total Comprehensive Loss		-	-	-	-	46	46	(55,846)	(55,800)

Balance, December 31, 2016		80,704,204	$343,654	$16,133	$784	$98	$882	$(184,751)	$175,918

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Cash Flows
(In thousands of US dollars, unless otherwise stated)
		For the years ended
		December 31
	Note	2016	2015

OPERATING ACTIVITIES
Loss for the year		$(55,846)	$(16,829)
Items not involving cash:
Amortization	6	23	16
Deferred income tax expense (recovery)	16	(4,576)	1,482
Equity pick up from associate	7	1,327	1,366
Impairment of exploration and evaluation assets	8	53,893	-
Gain on sale of available-for-sale securities	5	(1,152)	-
Gain on warrants (mark-to-market)	5	(44)	-
Impairment of investment in available-for-sale securities	5	-	92
Option to acquire mineral interest written off	8	-	4,292
Share based payment expense	9b,c,d	2,263	3,090
Unrealized foreign exchange loss		28	2,132

Changes in operating assets and liabilities
Accounts receivable		(301)	257
Prepaid expenses		(31)	206
Trade and other payables		(24)	225
Net cash used in operating activities		(4,440)	(3,671)

INVESTING ACTIVITIES
Expenditures under Option to acquire Mineral interest	8	-	(1,121)
Exploration and evaluation expenditures	8	(1,323)	(2,106)
Investment in associate	7	(7,363)	(5,009)
Net proceeds from sale of available-for-sale securities	5	1,369	-
Purchase of equipment	6	(39)	(2)
Investment in securities	5	(566)	(28)
Purchase of term deposits	3	(55,000)	-
Net cash used in investing activities		(62,922)	(8,266)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	4,659	2,597
Issuance of common shares, net of share issue costs	9	70,654	-
Net cash from financing activities		75,313	2,597

EFFECTS OF EXCHANGE RATE CHANGES ON CASH		(28)	(1,516)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		7,923	(10,856)
CASH, BEGINNING OF YEAR		75,424	86,280
CASH AND CASH EQUIVALENTS, END OF YEAR		$83,347	$75,424

TERM DEPOSITS (Maturities in excess of 90 days)	3	$55,000	$-

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

1.   NATURE OF OPERATIONS

MAG Silver Corp. (the "Company" or "MAG") was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and development company working on mineral properties in Mexico that it has either staked or acquired by way of option agreement.  The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
2600 – 595 Burrard Street
Vancouver, British Columbia,
Canada V7X 1L3

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada V6C 2V6

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective as of December 31, 2016.  IFRS comprises IFRSs, International Accounting Standards ("IASs"), and interpretations issued by the IFRS Interpretations Committee ("IFRICs") and the former Standing Interpretations Committee (SICs). The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein.

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 27, 2017.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor's returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at December 31, 2016 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company's 44% interest in the Juanicipio Joint Venture (Note 7), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company's subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b) Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company's 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company's investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company's investment.

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of December 31, 2016, and noted no impairment indicators. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

(c) Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

(d) Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

(e) Financial instruments

Measurement – initial recognition

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition plus attributable transaction costs, except for financial assets and financial liabilities classified as fair value through profit and loss ("FVTPL"). The directly attributable transactions costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

The Company classifies financial instruments as either held-to-maturity, available-for-sale, FVTPL, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Instruments classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss.  Available-for-sale instruments are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income ("OCI").

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

The Company has designated its cash and cash equivalent with original maturities less than 90 days, as FVTPL, which is measured at fair value. Term deposits with original maturities in excess of 90 days and accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Investment in securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in profit or loss. Warrants listed on a recognized exchange are valued at the latest available close. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. All of the Company's investment in securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets are impaired.  Financial assets are considered impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset.

For available-for-sale financial assets, a significant or prolonged decline in fair value is evidence that the asset may be impaired. If such evidence exists, the cumulative loss that has been recognized in accumulated other comprehensive income (loss) is removed and recognized as an impairment of investment in the consolidated statement of loss.  The Company evaluates whether a decline in value is significant or prolonged through analysis of the facts and circumstances of the financial assets, the market price of the actively traded securities, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management's intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management's market view and outlook. If the value of the previously impaired available-for-sale asset subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recognized impairment is not reversed.

For financial assets measured at amortized cost, an impairment loss recognized in consolidated statement of loss is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Any reversal of impairment is recognized in consolidated statement of loss.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

(f) Cash, cash equivalents and term deposits

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

Term deposits are comprised of bank term deposits with an original term to maturity in excess of three months from date of acquisition.

(g) Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests.  Option payments made by the Company are capitalized until the decision to exercise the option is made.  If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset.  At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. The Company has performed an assessment for impairment indicators of each property as of December 31, 2016 (see Note 8). This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

(h) Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment      30% declining balance
Field equipment         30% declining balance
Leasehold improvements     straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i) Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j) Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company's actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision recorded by the Company for closure and reclamation as at December 31, 2016 or December 31, 2015.

The operating company of the Company's investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $313 and capitalized a corresponding asset as at December 31, 2016 (December 31, 2015: $360) (see Note 7).

 (k) Functional currency and presentation currency

The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar ("US$").

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company's reporting and presentation currency is the US$.

(l)  Foreign currency transactions

Transactions incurred in currencies other than the Company's functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

(m) Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company's share unit plan, to the extent their inclusion is not anti-dilutive.

As at December 31, 2016, the Company had 2,814,200 (December 31, 2015: 4,299,976) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units.  These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(n) Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in the consolidated statements of loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest.  Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model.  The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

(o) Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2016.  These include:

IFRS 2 Share-based payments. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include 'net settlement feature' in respect of employee withholding taxes. The amendments apply for annual periods on or after January 1, 2018 with early adoption permitted. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

IAS 7 Statements of cash flows. In January 2016, the IASB issued amendments to IAS 7 to be applied prospectively for annual periods on or after January 1, 2017 with early adoption permitted.  The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The Company will adopt these amendments on the effective date, and they are not expected to have a significant impact on the Company's consolidated financial statements.

IFRS 9 Financial Instruments.  In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company will adopt this standard on the effective date and is currently evaluating the impact this standard may have on its consolidated financial statements.

IAS 12 Income taxes. In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12). The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that unrealized losses on debt instruments measured at fair value in the financial statements but at cost for tax purposes can give rise to deductible temporary differences.  The Company currently does not have debt instruments and the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company's only source of revenue in the current and prior periods is interest income from high interest savings accounts and term deposits, but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized.  The standard is effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company will adopt this standard on the effective date and is currently evaluating the impact this standard may have on its consolidated financial statements.

3.   CASH, CASH EQUIVALENTS AND TERM DEPOSITS

The Company's cash and cash equivalents include cash on hand, bank deposits and term deposits with original maturities of three months or less, as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)
	Interest	December 31,	December 31,
	Rate	2016	2015
Cash at bank and on hand	0-1.95%	$33,347	$75,424
Short-term deposit	0.99%	50,000	-
Cash and cash equivalents		$83,347	$75,424

Term deposits are comprised of bank term deposits with an original term to maturity in excess of three months from date of acquisition.

The Company has invested in non-redeemable bank term deposits, with a term to maturity in excess of three months from the date of acquisition, as follows:

	Interest	December 31,	December 31,
	Rate	2016	2015
Term deposit with maturity of April 18, 2017	1.20%	$55,000	$-

4.   ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2016	2015
Goods and services tax ("GST") recoverable	$19	$21
Mexican value added tax ("IVA") recoverable	37	301
Interest receivable	572	5
	$628	$327

All amounts are expected to be recovered within a year.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

5.   INVESTMENTS

The Company holds investments as follows:

	December 31,	December 31,
	2016	2015

Available-for-sale securities	$550	$279
Fair value through profit or loss - warrants	168	-
	$718	$279

During the year ended December 31, 2016, the Company recorded an unrealized gain of $44 (December 31, 2015: nil) in the statement of loss on the above warrants designated as fair value through profit and loss.

The Company recorded an unrealized gain of $1,198, net of nil tax, in other comprehensive income (loss) (December 31, 2015: unrealized loss of $22) on investments designated as available-for-sale instruments.  The Company received proceeds of $1,369 (December 31, 2015: nil) on the sale of certain available-for-sale securities, and realized a gain net of commission of $1,152 (December 31, 2015: nil). The following table summarizes the movements in available-for-sale securities:

	December 31,	December 31,
	2016	2015
Available-for-sale securities, beginning of year	$279	$365
Purchase of available-for-securities	442	28
Unrealized gain for the year	1,198	(22)
Impairment for the year	-	(92)
Sale of available-for-sale securities	(1,369)	-
Available-for-sale securities, end of year	$550	$279

Available-for-sale financial assets are assessed at each reporting date for objective evidence of a significant or prolonged decline in fair value, requiring impairment recognition. For the year ended December 31, 2016, after management's review and based on objective evidence, no impairment was recognized in the consolidated statement of loss (December 31, 2015: $92).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

6.   EQUIPMENT

Cost	Computer equipment	Field & Office equipment	Leasehold improvements	Total
Balance January 1, 2015	$252	$161	$7	$420
Additions	-	2	-	2
Balance December 31, 2015	252	163	7	422
Additions	39	-	-	39
Balance, December 31, 2016	$291	$163	$7	$461

Accumulated depreciation	Computer equipment	Field & Office equipment	Leasehold improvements	Total
Balance as at January 1, 2015	$215	$146	$7	$368
Amortization	11	5	-	16
Balance as at December 31, 2015	226	151	7	384
Amortization	19	4	-	23
Balance, December 31, 2016	$245	$155	$7	$407

Carrying amounts	Computer equipment	Field & Office equipment	Leasehold improvements	Total
At December 31, 2015	$26	$12	$-	$38
At December 31, 2016	$46	$8	$-	$54

7.   INVESTMENT IN ASSOCIATE ("MINERA JUANICIPIO S.A. DE C.V.")

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to an agreement effective July 1, 2005 (the "Agreement") with Industrias Peñoles, S.A. de C.V. ("Peñoles"), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio") for the purpose of holding and operating the Juanicipio Property.  In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc ("Fresnillo") pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at December 31, 2016, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company's investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	December 31,	December 31,
	2016	2015
Joint venture oversight expenditures incurred 100% by MAG	$262	$212
Cash contributions to Minera Juanicipio (1)	7,137	4,796
Total for the current year	7,399	5,008
Equity pick up of current loss for the year (2)	(1,327)	(1,366)
Balance, beginning of year	31,240	27,598
Balance, end of year	$37,312	$31,240

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the year.
(2) Represents the Company's 44% share of Minera Juanicipio's loss for the year, as determined by the Company.

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

	December 31,	December 31,
	2016	2015

Cash	$3,573	$377
IVA and other receivables	842	4,442
Prepaids	-	18
Total current assets	4,415	4,837
Minerals, surface rights, exploration & development expenditures	82,017	67,513
Total assets	$86,432	$72,350

Payables to Peñoles and other vendors	$348	$1,262
Total current liabilities	348	1,262
Provision for reclamation and remediation costs	313	360
Deferred income tax liability	7,926	5,793
Total liabilities & equity	8,587	7,415
Shareholders' equity	77,845	64,935
Total liabilities & equity	$86,432	$72,350

	December 31,	December 31,
	2016	2015

Deferred income tax expense	$2,134	$2,403
Exchange Loss	881	702

Net loss	$3,015	$3,105

MAG's 44% equity pick up	$1,327	$1,366

Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the year ended December 31, 2016 amounted to $14,821 (December 31, 2015: $9,791).

There are no direct operating expenses or income in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized.

8.   EXPLORATION AND EVALUATION ASSETS

The Company has the following exploration and evaluation assets:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

	US$
	Year ended December 31, 2016
	Cinco de
	Mayo (a)	Guigui (b)	Total
Exploration and evaluation assets
Camp costs, travel & transport	$88	$3	$91
Geological & geophysical	39	28	67
Land taxes and gov't fees	253	83	336
Legal, community and other consultation costs	590	3	593
Total for the period	970	117	1,087
Balance, January 1, 2016	48,859	3,947	52,806
Less: Impairment	(49,829)	(4,064)	(53,893)
Balance, December 31, 2016	$-	$-	$-

	US$
	Year ended December 31, 2015
	Cinco de
	Mayo (a)	Guigui (b)	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$123	$34	$157
Camp costs, travel & transport	167	81	248
Drilling & drilling preparation	-	365	365
Geochemical & metallurgical	-	35	35
Geological & geophysical	54	159	213
Land taxes and gov't fees	266	97	363
Legal, community & other consultation costs	921	23	944
Total for the year	1,531	794	2,325
Balance January 1, 2015	47,328	3,153	50,481
Balance, December 31, 2015	$48,859	$3,947	$52,806

At December 31, 2016, trade and other payables includes exploration and evaluation asset expenditures of $68 (December 31, 2015: $336), a non-cash investing activity.

(a)    Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company acquired a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns ("NSR") royalty.  Subsequent to the initial acquisition, several additional auxiliary mining concessions either internal or adjacent to the Cinco de Mayo property were acquired on a 100% basis from various vendors. During the year ended December 31, 2009, the Company also purchased 41 surface rights in the Cinco de Mayo area for $660 from local Ejido members, who along with the Federal Agrarian Authority ratified the purchase. Certain members of the Ejido challenged the purchase of these surface rights in late 2012 and have prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process. Since that time, the Company has undertaken various activities and incurred legal, community, strategic and consulting fees in an attempt to regain access to the property.  During the year, the Company failed to make the progress that had been previously anticipated at December 31, 2015.  The Ejido leadership has not agreed to meet with the Company to discuss a basis of a possible resolution, and they have not organized a formal Ejido Assembly to provide their members an opportunity to re-establish the Company's surface access to the property.  As well, while the Company has succeeded in gaining support from both the Federal and State Governments to advance its efforts, progress towards an access resolution has been very slow.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

Management and the Board of Directors considered alternative options for the property during strategy sessions held in early 2017.  With the continuing Ejido impasse, the Company has concluded that as at December 31, 2016, the likelihood of regaining surface access is indeterminable.  The Company has therefore recognized an impairment charge of $49,829 ($44,891 after tax) in the year ended December 31, 2016 relating to the Cinco de Mayo Property.

The Company continues to believe that the Property has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore the surface access will continue, although the Company has no current plans to conduct any geological exploration programs on the property.

 (b)   Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, and is subject to a royalty of 2.5% of the net smelter returns obtained from the property.  The Company filed for and obtained an additional 3,800 hectare "Guiguito" concession in 2013, and the combined property now consists of roughly 8,300 hectares.

A review of the exploration results on the property failed to meet the Company's criteria for continued exploration, and therefore an impairment charge of $4,064 ($3,838 after tax) was recognized against the Guigui Property during the year ended December 31, 2016.

During the year ended December 31, 2015, the Company wrote down advances and direct exploration expenditures totaling $4,292 under the Company's 'option to acquire mineral interest,' as a review of exploration results on the Salamandra property failed to meet the Company's criteria for continued exploration.

9.   SHARE CAPITAL

(a) Issue and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

At December 31, 2016, there were 80,704,204 shares outstanding (December 31, 2015: 69,407,386).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

On March 1, 2016, the Company closed a bought deal public offering of 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006. On March 4, 2016, the over-allotment option granted to the underwriters to purchase up to an additional 1,335,750 common shares was exercised in full for additional gross proceeds of $9,751 for total gross proceeds of $74,757.  The Company paid a commission to the underwriters of $3,497 and legal and filing costs totaled an additional $606 resulting in net proceeds of $70,654.

During the year ended, December 31, 2016, 27,918 restricted share units were converted into shares (December 31, 2015: 800).

During the year ended, December 31, 2016, 10,774 performance share units were converted into shares (December 31, 2015: nil).

During the year ended December 31, 2016, 691,705 stock options were exercised for cash proceeds of $4,659.  An additional 1,125,001 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 325,671 shares were issued in settlement of the stock options, and the remaining 799,330 options were cancelled.

During the year ended December 31, 2015, 424,900 stock options were exercised for cash proceeds of $2,597. An additional 504,785 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 121,150 shares were issued in settlement of the stock options, and the remaining 383,635 options were cancelled.

(b) Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with officers, employees and consultants, and prior to June 24, 2014, also with directors. On June 24, 2014, the Shareholders re-approved the Company's 8% rolling Stock Option Plan (the "Plan").  The maximum number of common shares that may be issuable under the Plan is set at 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Share Unit Plan and Deferred Share Unit Plan – see Notes 9(c) and 9(d), respectively) shall not exceed 8% of the issued and outstanding common shares of the Company on a non-diluted basis.  Options granted under the Plan have a maximum term of 5 years.  As at December 31, 2016, there were 1,679,172 stock options outstanding under the Plan and 575,000 inducement options outstanding outside of the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors.  At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company's option activity for the year:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

		Weighted		Weighted
	Year ended	average	Year ended	average
	December 31,	exercise price	December 31,	exercise price
	2016	(C$/option)	2015	(C$/option)

Balance outstanding, January 1, 2016	3,843,105	$8.71	4,361,540	$8.47
Granted	227,773	17.55	701,250	9.48
Expired	-	-	(290,000)	10.02
Exercised for cash	(691,705)	8.79	(424,900)	7.64
Exercised cashless	(1,125,001)	$10.46	(504,785)	7.86

Balance outstanding, December 31, 2016	2,254,172	$8.71	3,843,105	$8.71

During the year ended December 31, 2016, 227,773 stock options were granted with a weighted average grant date fair value of $1,103 or $4.84 per option (December 31, 2015: 701,250 stock options granted with fair value of $1,887 or $2.69 per option).

During the year ended December 31, 2016, 1,816,706 stock options were exercised (December 31, 2015: 929,685), with a weighted average market share price at the date of exercise of C$16.33 (December 31, 2015: C$9.98).

The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,	December 31,
	2016	2015

Risk-free interest rate	0.94%	0.80%
Expected volatility	54%	54%
Expected dividend yield	nil	nil
Expected life (years)	3	3

The expected volatility assumption was calculated with reference to the Company's historical share price volatility up to the grant date to reflect a term approximate to the expected life of the option.

The following table summarizes the Company's stock options outstanding and exercisable as at December 31, 2016:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

	Exercise price	Number	Number	Weighted average remaining
	($C/option)	outstanding	exercisable	contractual life (years)
(1)	5.35	500,000	500,000	1.79
	5.86	455,000	455,000	1.46
	9.15	135,000	135,000	0.59
	9.16	21,666	-	3.70
	9.28	384,733	264,733	3.93
(1)	9.61	75,000	75,000	1.17
	10.02	187,500	133,333	3.48
	10.04	267,500	267,500	2.50
	17.55	227,773	-	4.93
	C$5.35 - C$17.55	2,254,172	1,830,566	2.56

(1)	Inducement options issued outside the Company's Plan as an incentive to attract
	senior officers for employment.

During the year ended December 31, 2016, the Company recorded share based payment expense of $796 (December 31, 2015: $1,569) relating to stock options vested to employees and consultants in the year.

(c) Restricted and performance share units

On June 24, 2014, the Shareholders approved a share unit plan (the "Share Unit Plan") for the benefit of the Company's employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs").  The maximum number of common shares that may be issuable under the Share Unit Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and Deferred Share Unit Plan – see Notes 9(b) and 9(d), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.  RSUs and PSUs granted under the Share Unit Plan have a term of 5 years, unless otherwise specified by the Board.

Restricted Share Units ("RSUs")

Under the Share Unit Plan, each RSU entitles participants to receive one common share of the Company subject to vesting criteria. During the year ended December 31, 2016 no RSUs were granted (December 31, 2015: 19,960) and 27,918 RSUs (December 31, 2015: 800) were converted and settled in common shares. As at December 31, 2016, there were 46,520 RSUs issued and outstanding under the Share Unit Plan, of which 39,850 are vested and convertible into common shares of the Company. In the year ended December 31, 2016, the Company recognized a share-based payment expense of $111 (December 31, 2015: $258) relating to RSUs vesting in the year.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

Performance Share Units ("PSUs")

Under the Share Unit Plan, each PSU entitles participants to receive one common share of the Company if certain performance and vesting criteria have been met. During the year ended December 31, 2016, 69,085 PSUs were granted (December 31, 2015: 81,892) and vest after three years of service from date of grant. The number PSUs to vest is subject to a market price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% (nil PSUs) to 200% (138,170 PSUs).  The Company estimated the fair value of the PSUs on grant date using a Monte Carlo simulation model.

In the year ended December 31, 2016, 10,774 PSUs (December 31, 2015: nil) were converted and settled in common shares. As at December 31, 2016, there were 140,203 PSUs issued and outstanding under the Share Unit Plan, of which 30,169 PSUs have vested and are convertible into common shares of the Company. In the year ended December 31, 2016, the Company recognized a share-based payment expense of $394 (December 31, 2015: $16) relating to PSUs vesting in the year.

 (d) Deferred share units

On June 24, 2014, the Shareholders approved a Deferred Share Unit Plan (the "DSU Plan") for the benefit of the Company's non-executive directors. On June 22, 2015, the Shareholders approved an amendment to the DSU Plan to allow participation by employees.  The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units ("DSUs").  Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs, and employees may elect to receive all or a portion of their annual incentive in the form of DSUs.  DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant.  The maximum number of common shares that may be issuable under the DSU Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and the Share Unit Plan – see Notes 9(b) and 9(c), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.

During the year ended December 31, 2016, 63,287 DSUs (December 31, 2015: 123,932) were granted under the Company's DSU plan. In addition, 9,477 DSUs (December 31, 2015: 53,137) were granted to directors who elected to receive their retainer and meeting fees for the year in the form of DSUs.  The resulting cumulative DSU share-based payment expense of $962 (December 31, 2015: $1,247) was recognized in the year ended December 31, 2016.  Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant's termination date.

As at December 31, 2016, there are 373,305 DSUs issued and outstanding under the DSU Plan, all of which have vested except for 4,990 DSUs.

As at December 31, 2016, there are 2,239,200 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.77% of the issued and outstanding common shares on a non-diluted basis, and there are 4,217,136 share based awards available for grant under these combined share compensation arrangements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

10. CAPITAL RISK MANAGEMENT

The Company's objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income and deficit), net of cash and term deposits.

Capital as defined above is summarized in the following table:

	December 31,	December 31,
	2016	2015
Equity	$175,918	$154,142
Cash, cash equivalents and term deposits	(138,347)	(75,424)
	$37,571	$78,718
The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at December 31, 2016, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($139,142 as at December 31, 2016) to maintain all of its properties and currently planned programs for a period in excess of the next year. In management's opinion, the Company is able to meet its ongoing current obligations as they become due.  However, the Company may require additional capital in the future to meet its project related expenditures (see Note 15), as the Company is currently not generating cash flow from operations, and it may not therefore generate sufficient operating cash flows to meet all of its future expenditure requirements.  Future liquidity may depend upon the Company's ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

11. FINANCIAL RISK MANAGEMENT

The Company's operations consist of the acquisition, exploration and development of projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

(a) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii) Cash
In order to manage credit and liquidity risk the Company's policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii) Mexican value added tax
As at December 31, 2016, the Company had a receivable of $37 from the Mexican government for value added tax (Note 4).  Management expects the balance to be fully recoverable within the year.

The Company's maximum exposure to credit risk is the carrying value of its cash and term deposits, and accounts receivable, as follows:

	December 31,	December 31,
	2016	2015
Cash and cash equivalents	$83,347	$75,424
Term deposits	55,000	-
Accounts receivable (see Note 4)	628	327
	$138,975	$75,751

(b) Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7, 8 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)
(c) Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso and Canadian dollar, relative to the US$.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Exposure to currency risk

As at December 31, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

December 31, 2016 (in 000's of US$ equivalent)	Mexican peso	Canadian dollar

Cash	$44	$7,681
Accounts receivable	37	26
Prepaid	5	-
Investments	-	718
Accounts payable	(137)	(395)
Net assets exposure (US$ equivalent)	$(51)	$8,030

December 31, 2015 (in 000's of US$ equivalent)	Mexican peso	Canadian dollar

Cash	$54	$6,338
Accounts receivable	301	25
Prepaid	9	-
Marketable securities	-	279
Option to acquire mineral interest	-	-
Accounts payable	(185)	(321)
Net assets exposure (US$ equivalent)	$179	$6,321
Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican Peso relative to the US$ will slightly increase the Company's cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company's cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets in Pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company's net peso denominated monetary assets at December 31, 2016 is 1,051 pesos (December 31, 2015: 3,115 pesos).  A 10% appreciation in the peso against the US$ would result in loss at December 31, 2016 of $5 (December 31, 2015: $18 gain), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company's overhead costs as reported in US$.  Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company's overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets in C$.  The carrying amount of the Company's net Canadian denominated monetary assets at December 31, 2016 is C$11,842 (December 31, 2015: C$8,749).  A 10% appreciation in the C$ against the US$ would result in gain at December 31, 2016 of $882 while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

 (d) Interest rate risk

The Company's interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12. FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company's financial instruments include cash, accounts receivable, investments, and trade and other payables.  The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

Level 3:  Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  The Company's financial assets and liabilities are categorized as follows:

	Year ended December 31, 2016
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash and cash equivalents	$83,347	$-	$-	$-	$83,347
Term deposits	-	-	55,000	-	55,000
Accounts receivables (Note 4)	-	-	628	-	628
Investments (Note 5)	168	550	-	-	718
Financial liabilities
Trade and other payables	-	-	-	733	733

	Year ended December 31, 2015
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash	$75,424	$-	$-	$-	$75,424
Accounts receivables (Note 4)	-	-	327	-	327
Investments (Note 5)	-	279	-	-	279
Financial liabilities
Trade and other payables	-	-	-	957	957

The Company's financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Year ended December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$83,347	$-	$-	$83,347
Term deposits	55,000	-	-	55,000
Investments (Note 5)(1)	15	703	-	718
	$138,362	$703	$-	$139,065

	Year ended December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash	$75,424	-	-	$75,424
Marketable securities (Note 5)(1)	279	-	-	279
	$75,703	$-	$-	$75,703

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

(1) The fair value of available-for-sale securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.  The fair values of available-for-sale securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2016 or during year ended December 31, 2015.

13. SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company's long term assets are located in Mexico and the Company's executive and head office is located in Canada.

14. RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  Dr. Peter Megaw, the Company's Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX.  In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company's exploration programs, and he and his team developed the geologic concepts and directed the acquisition of all the Company's projects, including the Juanicipio Project and the Cinco de Mayo Property.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Year ended Dec 31,
	2016	2015

Fees related to Dr. Megaw:
Exploration and marketing services	$346	$398
Travel and expenses	59	112
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	121	121
Field exploration services	565	1,002
	$1,091	$1,633

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered.  A portion of the expenditures are incurred on the Company's behalf, and are charged to the Company on a "cost + 10%" basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel & IMDEX. Included in trade and other payables at December 31, 2016 is $255 related to these services (December 31, 2015: $356).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company had entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company. As the contract was not renewed in 2016, no consulting fees were paid in the year ended December 31, 2016 (December 31, 2015: C$11) and there are no payables related to such services as at December 31, 2016 (December 31, 2015: nil).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company's significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2016 (%)	2015 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio"), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc ("Fresnillo") and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at December 31, 2016, as publicly reported.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 7).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

During the period, compensation of key management personnel (including directors) was as follows:

	Year ended December 31,
	2016	2015
Salaries and other short term employee benefits	$1,412	$1,438
Share based payments (Note 9(b), (c ), and (d))	1,507	1,751
	$2,919	$3,189

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15. COMMITMENTS

As at December 31, 2016, the Company's contractual obligations and commitments are summarized as follows:

Office Lease

2017	129
2018	132
2019	135
$396

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% NSR royalty on the interest in the Guigui mining concessions (Note 8).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 7). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company's on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly, the Company may need to raise additional capital by issuance of equity in the future.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

16. INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	December 31	December 31
	2016	2015
Current tax recovery (expense)	$-	$-
Deferred tax recovery (expense)	4,576	(1,482)
Total income tax (expense) recovery	$4,576	$(1,482)

The deferred tax expenses for the years ended December 31, 2016 and December 31, 2015 relate to the impact of foreign exchange on tax attributes and the reversal of the accrued mining royalty in Mexico due to the write-offs of mineral properties. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be realized once the Company's exploration properties are developed and in production.

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	December 31	December 31
	2016	2015

Loss for the year before income taxes	$(60,422)	$(15,347)
Statutory tax rate	26.00%	26.00%

Recovery of income taxes computed at statutory rates	$15,710	$3,990
Share based payments	(588)	(803)
Mexican inflationary adjustments	1,156	(638)
Higher effective tax rate on loss in foreign jurisdiction	2,279	118
Unrecognized deferred tax assets	(12,054)	4,441
Mexican income tax impact of mining royalty in Mexico	(1,105)	-
Impact of foreign exchange and other	(4,504)	(8,590)
Impact of 7.5% mining royalty in Mexico	3,682	-
Total income tax (expense) recovery	$4,576	$(1,482)

The approximate tax effect of each item that gives rise to the Company's unrecognized and recognized deferred tax assets and liabilities as at December 31, 2016 and 2015 are as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

	December 31	December 31
	2016	2015

Tax Losses - deferred tax assets	2,753	8,491
Excess of tax value of exploration and evaluation assets and
investment in associate over book values	1,558	2,202
Unrealized foreign exchange	(1,467)	(1,907)
Investments	(21)	-
Excess of book value of exploration and evaluation assets
and investment in associate over tax values	(3,412)	(13,951)
Net deferred tax liability	(589)	(5,165)

The Company's movement of net deferred tax liabilities is described below:
	December 31	December 31
	2016	2015
At January 1	$(5,165)	$(3,683)
Deferred income tax recovery (expense)	4,576	(1,482)
At December 31	$(589)	$(5,165)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	2016	2015
Tax losses and tax values in excess of book values	$52,924	$34,302
Excess of tax value of exploration and evaluation assets
over book values	23,432	4,846
Financing fees	4,857	2,612
Cumulative eligible capital	388	405
Other	762	504

Total	$82,363	$42,669

At December 31, 2016, the Company has non-capital loss carry forwards in Canada aggregating $28,261 (2015: $28,904) which expire over the period between 2026 to 2036, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of $259 (2015: $2,520) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2016, the Company has tax loss carry forwards in Mexico aggregating $28,884 (2015: $31,945) which expire over the period 2018 to 2026, available to offset future taxable income in Mexico.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2016
(Expressed in thousands of US dollars unless otherwise stated)

At December 31, 2016, the Company has $98 (December 31, 2015: $101) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated.  There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds in the next year.

17. SUBSEQUENT EVENT

Subsequent to December 31, 2016 the Company:

1.	Issued 12,400 common shares pursuant to the exercise of stock options with an exercise price of C$9.28 for proceeds of C$115; and,

2.
Issued 39,239 common shares pursuant to the exercise of 75,000 stock options with an exercise price of C$9.15 exercised under a less dilutive cashless exercise provision of the plan, whereby 39,239 shares were issued in settlement of the stock options, and the remaining 35,761 options were cancelled.

MAG SILVER CORP. Management's Discussion & Analysis For the year ended December 31, 2016
Dated: March 29, 2017

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

The following Management's Discussion and Analysis ("MD&A") focuses on the financial condition and results of operations of MAG Silver Corp. ("MAG" or the "Company") for the years ended December 31, 2016 and 2015.  It is prepared as of March 29, 2017 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars ("US$") unless otherwise stated.  The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE MKT both under the symbol MAG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting "foreign issuer" in the United States of America.  The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company's common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, were based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a "Qualified Person" for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("National Instrument 43-101" or "NI 43-101").  Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company's future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively "forward-looking statements").  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of the anticipated impact of the exploration drilling results, future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading "Risks and Uncertainties" in this MD&A and other risk factors and forward-looking statements listed in the Company's most recently filed Annual Information Form dated March 29, 2017 ("AIF").  The AIF is deemed to be incorporated by reference into this MD&A, and we direct the reader to read the AIF in conjunction with this MD&A, in order to have a better understanding of the Company's business and the associated risks facing the business.

2

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company's management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company's ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company's ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect.  The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources" and "Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "Preliminary Economic Assessment" as defined under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

 1. DESCRIPTION OF BUSINESS

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt. The Company's principal asset is the Company's 44% interest in the Juanicipio joint venture (the "Juanicipio Property") located in Mexico. The Company also owns a 100% interest in the Cinco de Property, also located in Mexico.

3

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Juanicipio Property

The Company owns 44% of Minera Juanicipio S.A. de C.V. ("Minera Juanicipio"), a Mexican incorporated joint venture company, which owns the high-grade Juanicipio Property, located in the Fresnillo District, Zacatecas State, Mexico.  Both exploration and development of the Juanicipio Property are being carried out by the project operator, Fresnillo plc ("Fresnillo"), which holds the remaining 56% interest in the joint venture.

The major asset associated with the Juanicipio Property is a high-grade silver-gold-lead-zinc epithermal vein deposit.  Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors.  The Company's share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct project oversight.  Minera Juanicipio is governed by a shareholders agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Property on October 28, 2013. The development program is based on recommendations made to Minera Juanicipio in a 2012 Preliminary Economic Assessment carried out by AMC Mining Consultants (Canada) Ltd. ("AMC") (see Press Release dated June 14, 2012) ("2012 PEA").  The 2012 PEA was subsequently superseded in 2014 by Roscoe Postle Associates Inc. ("RPA") in their amended and restated NI 43-101 Technical Report documenting a 2014 updated Mineral Resource estimate, filed on SEDAR on July 3, 2014 (the "Juanicipio Technical Report") (see Press Release dated May 27, 2014).

The Juanicipio Technical Report defines Juanicipio as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an annual average of 15.1 million payable ounces of silver over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.  The PEA within the Juanicipio Technical Report was based on a resource estimate and model developed by Strathcona Mineral Services ("Strathcona") dated November 2011. As a point of definition, the Valdecañas Vein is an en echelon system comprised of overlapping East and West Veins – the term "Valdecañas Vein" is used to refer to this en echelon system at times.  The 2014 Juanicipio Technical Report included an updated Juanicipio resource based on in-fill drill results from a 2012-2013 drill program, and manually divided the resource into the Bonanza Grade Silver Zone ("BGS Zone") and the Deep Zone. The BGS Zone resource veins have a similar footprint as prior resource estimates (see Press Releases dated November 10, 2011 and December 19, 2011), with the higher drill density converting a significant proportion of the previous Inferred Resource into the Indicated category.  With minimal change to the BGS Zone footprint, the Juanicipio Technical Report stated that the results of the 2012 PEA remained a reasonable representation of the property's economic potential.

The economic analysis in the Juanicipio Technical Report is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that a Preliminary Economic Assessment will be realized.

4

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

With additional drilling success since the Juanicipio Technical Report was issued in 2014, a new resource estimate, along with various mine design upgrades, are planned to be incorporated into a revised mine plan and a new MAG technical report for the project, expected to be completed in the second quarter of 2017 (see Outlook below).

Exploration results from drilling in the first quarter of 2015 on the Valdecañas Vein included four new exploration step-out holes (P1-P4) targeted approximately 100 metres below the existing Indicated and Inferred Resources reported in the Juanicipio Technical Report.    The four holes were drilled on nominal 150 metre centres over a strike length of approximately 500 metres below the en echelon overlap zone between the East and West Valdecañas Veins and included the three widest and deepest intercepts to date on the property (see Press Release dated April 23, 2015).  This new "Deep Zone" was expanded through drilling in 2016 with twelve step-out holes, ranging in depth from 850 to over 1,200 metres.  Results and assays for these holes, confirming and extending the wide high-grade mineralization in the Deep Zone discovery, were released in 2016 (see Press Release dated August 15, 2016). The holes demonstrate continuous high-grade, multi-stage precious and base metals mineralization over a strike length exceeding 800 metres and to a depth of 200 to 300 metres beneath both the East and the West Vein Bonanza Zones as defined by the current resource estimate in the Juanicipio Technical Report.  The discovery of the "Anticipada Vein" which lies 100 metres into the hangingwall of the Deep Zone East, was also announced in the year ended December 31, 2016 (see Press Release dated August 15, 2016).  Drilling of the Deep Zones continued through year-end, and the zone effectively remains open to depth and laterally along its entire strike length to the joint venture boundary in both directions (see "Exploration - Juanicipio Property" below).

Cinco de Mayo Property

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Property. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Property were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty (see Related Party Transactions below).  The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource; and the surrounding Cinco de Mayo exploration area.

The Company has been unable to negotiate a renewed surface access agreement with the local Ejido controlling the surface access to key portions of the property, and an impairment was recognized in the year ended December 31, 2016 (see 'Exploration and Evaluation Assets' below).

The Company continues to believe that the Cinco de Mayo Property has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore the surface access will continue, although the Company has no current plans to conduct any geological exploration programs on the property.

2. HIGHLIGHTS

✓
At Juanicipio, as a result of the significant mineralized discoveries beneath the Bonanza zone, Fresnillo plc and the Company have been considering alternate mine plans and other project enhancements to maximize the value of both the Bonanza Zone and the new Deep Zone. Considerations include increasing the processing plant nameplate capacity from 2,650 tonnes per day to 4,000 tonnes per day and sinking an internal shaft (or winze) to access the deeper zone sooner.

5

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)
✓
Fresnillo has indicated that permitting based on the upgraded design has already commenced, and that they expect their Board to give formal project approval in the second quarter 2017.  For MAG, a new resource estimate and these design upgrades are planned to be incorporated into a revised mine plan and a new MAG technical report for the project, expected to be completed in the second quarter of 2017 concurrent with the project approval.

✓
Drilling to further delineate the extent of the new Valdecañas Deep Zone was ongoing throughout the year, and assays released during the year (see Press Release August 15, 2016) and subsequent to year end (see Press Release February 14, 2017).  The results from these drilling campaigns have:

•	confirmed that continuous mineralization extends below the Valdecañas Bonanza Grade mineralization in both the East and West Veins;
•	revealed a substantial widening of this deeper mineralization into a well-defined dilatant zone; and,
•	resulted in the discovery of the new "Anticipada Vein", within the vein system.

✓	A 20,000 metre 2017 exploration drill program for Minera Juanicipio is expected to be approved at the next Technical Committee Meeting.

✓
Advancement of the underground ramp decline at the Juanicipio Property continues to progress at rates exceeding those envisioned in the Juanicipio Technical Report, with the ramp having reached the uppermost reaches of the Valdecañas Vein in December 2016 and footwall development has commenced.

✓	In March 2016, the Company closed a $65,006 bought deal financing along with a fully exercised over-allotment option (additional gross proceeds of $9,751), for total gross proceeds of $74,757.

✓	The Company remains well funded, with cash, cash equivalents, and term deposits totaling $138,347 as at December 31, 2016.

 3. FINANCING ACTIVITIES

Financing

On March 1, 2016, the Company closed a bought deal public offering and issued 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006.  On March 4, 2016, the underwriters exercised in full an associated 15% over-allotment option, and the Company issued an additional 1,335,750 common shares for additional gross proceeds of $9,751.  Total gross proceeds were $74,757, and the Company paid commission to the underwriters of $3,497 and legal and filing costs totaled an additional $606, resulting in net proceeds of $70,654. As outlined in the public offering document, the Company intends to use the net proceeds of the offering primarily to fund development and exploration expenditures at the Juanicipio Property and for working capital and general corporate purposes (see "Liquidity and Capital Resources" below).

6

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

 4. DEVELOPMENT AND EXPLORATION ACTIVITIES

Underground Development – Juanicipio Property

According to the Juanicipio Technical Report timeline, the first 33 months of development focuses primarily on the ramp decline advancing towards the main Valdecañas Vein of the property.  To date, the entry portal, surface explosives magazines, surface offices and associated infrastructure have been completed, and the ramp decline is currently advancing with drilling and blasting.  The ramp and ancillary passage development advance rate remains at or exceeding the levels envisioned in the Juanicipio Technical Report (115 metres per month).  The ramp reached the uppermost reaches of the Valdecañas Vein in December 2016, passing, as designed, through a zone of weak mineralization that lies between the two uppermost "lobes" of the BGSZ.   Footwall development has commenced and construction of additional ventilation raises and surface installations continues.

Exploration – Juanicipio Property

Deep Drilling Program

In 2015, Fresnillo and MAG agreed to an additional 10,000 metre, nine hole, $1,500 (MAG's 44% share was $660) 2015 and 2016 drill program to further trace the extent of the new Valdecañas Deep Zone and expand the mineralization hit in holes P1-P4 in 2015 (see Press Release of April 23, 2015).  As well, a portion of the 2015 exploration budget for surface drill holes that was pending permitting was reallocated to underground drilling beneath the East Valdecañas Vein to test it at depths comparable to Holes P1-P4 drilled under the Valdecañas West Vein.  A drill station was carved out along the decline at approximately 2,000 metres down ramp.  The surface and underground drilling commenced in November 2015 and was completed in June, 2016.

Twelve step-out exploration holes, ranging in depth from 850 to over 1,200 metres were completed, and as expected with such depth, several holes required multiple attempts to reach target depths.  Assays for these holes were released in the third quarter (see Press Release dated August 15, 2016).  The drill results of these holes confirm and extend the wide high-grade mineralization from the Deep Zone discovery announced April 23, 2015. The holes demonstrate continuity of high-grade, multi-stage precious and base metals mineralization now beneath both the East and the West Vein Bonanza Zones.  Mineralization is traceable over a strike length exceeding 800 metres and to a depth of 200 to 300 metres beneath the current resource estimate (see Press Release dated May 27, 2014).  Mineralization widths range from approximately 5 metres to over 29 metres with the thickest intercepts occurring where the dip of the veins steepen creating thickened "dilatant zones" that remain open to depth and laterally to the joint venture boundaries: approximately 300 metres to the west and 700 metres to the east.

Deep Zone East

The best intercept in the discovery and extension of the Deep Zone in the East Valdecañas Vein is in hole VM2, the deepest and eastern most hole in the East Vein.  VM2 intercepted 36.45 metres (29.85 metres true width) grading 235 g/t (6.87 ounces per ton "opt") silver, 0.50 g/t gold, 4.76% lead, 5.79% zinc, 0.99% copper; including 8.80 m (true width of 7.21 metres) carrying 475 g/t (13.86 opt) silver; 0.66 g/t gold, 1.91% lead, 5.27% zinc and 2.38% copper. Higher grade zones within the overall intercept include very high-grade lead (>40%) and high-grade silver (1,290 g/t) associated with the highest copper values (6.79%) reported to date on the property.

7

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Deep Zone West

P6 is the best new hole in the Deep Zone West cutting 29.90 metres (22.90 metres true width) grading 119 g/t (3.47 opt) silver, 1.13 g/t gold, 4.18% lead, 11.89% zinc and 0.27% copper; including 3.75 metres (2.87 metres true width) grading 292 g/t (8.52 opt) silver, 4.48 g/t gold, 13.24% lead, 24.92% zinc and 0.55% copper.  This hole is a 100 metre offset to Hole P3, the best hole of the previous program.

Anticipada Vein

The drilling also resulted in the discovery of the "Anticipada Vein," a newly recognized vein of unclear geometry lying about 100 metres into the hanging wall of the East Vein.  It has been cut in five holes and swells from 1.15 metres (0.8 metres true width) in Hole VM2 to 10.40 metres (6.68 metres true width) in Hole P13 where it grades 105 g/t (3.06 opt) silver, 2.69 g/t gold, 3.59% lead, 10.79% zinc and 0.23% copper. It remains open in several directions.

The combined Deep Zone displays strong base metal mineralization stages cut by later quartz veining stages. In some holes, swarms of barren quartz veinlets extend for tens of metres around the mineralized zones. There are significant orientation differences between the various vein stages suggesting structural complexity not seen higher in the system. The interpretation of increased structural complexity is reinforced by the geometry of the Anticipada Vein.  The narrowness of the intercepts in Holes P7 and P9 appears to indicate downward flattening of the vein. Although less well constrained, changes in vein strike may explain the widening of the vein to the east and west of the overlap zone between the East and West Veins. Notably, the overlap zone also appears to coincide with the zone of broadest skarn alteration, which exceeds 200 metres wide in Hole P12.  The highest copper values appear to fall around the edges of the skarn zone. These geologic data continue to support the concept that the overlap zone coincides with a major ore-fluid upwelling zone (see Press Release dated August 15, 2016).

During the year, the Joint Venture Technical Committee approved a supplemental $1,200 budget (MAG's 44% share is $528) for additional 2016 deep and shallow in-fill drilling as well as protection and exploration holes along and ahead of the path of the decline as it approached the Valdecañas Vein.  The supplemental drill program was for a combined 8,900 metres of surface and underground drilling, with assays released subsequent to the year end on February 14, 2017.   The Company reported on 13 exploration and infill drill holes that further extend wide, high-grade mineralization in the Deep Zones of the Valdecañas Vein System (see Press Release of February 14, 2017).

The Deep Zone West has now been traced over 550 meters in strike length, almost to the western claim boundary, with vein widths ranging from 11.4 meters to 26.5 meters and a minimum vertical height of 200 meters. The best hole from this zone is P17 which cut 9.70 meters (true width) grading 120 g/t (3.51 opt) silver, 2.46 g/t gold, 5.55% lead, 5.08% zinc, 0.21% copper. The Deep Zone East is continuous over 750 meters of strike length with widths ranging from 5.6 meters to 29.9 meters over a vertical extent up to 300 meters and appears more irregular than the Deep Zone West.  Both Deep Zones show elevated gold with the highest gold appearing in Hole VM6 in the Deep Zone East, which cut 5.20 meters (true width) grading 333 g/t (9.72 opt) silver, 16.87 g/t gold; 4.47% lead, 3.77% zinc, 1.04% copper, including: 1.44 meters (true width) grading 854 g/t (24.91 opt silver); 54.67 g/t gold, 3.21% lead, 2.72% zinc, 2.28% copper.

8

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Significantly, the recently discovered Anticipada Vein, which lies in the hangingwall of the Deep Zone East has also been extended to over 700 meters in length, with widths ranging from 2.0 meters to 12.8 meters and a vertical extent of 100 meters to 350 meters. The best Anticipada intercept was Hole VM6 which cut 5.60 meters (true width) grading 177 g/t (5.15 opt) silver, 7.36 g/t gold, 2.39% lead, 6.31% zinc and 0.12% copper, including: 3.15 meters (true width) grading 283 g/t (8.25 opt silver); 12.62 g/t gold, 3.62% lead, 8.42% zinc, 0.17% copper.

Drilling results to date from the Deep Zone show the typical thickening and complementary thinning of a classic "dilatant zone" stemming from steepening and flattening of the veins. The horizontally-elongated dilatant zone in the Deep Zone West remains consistently wide (9.7m to 26.5m) towards the western property boundary with considerable room for expansion downwards and along strike to depth. The Deep Zone East-Anticipada Vein geometries appear more complex, with the Deep Zone East becoming less consistent eastward while Anticipada becomes stronger in the same direction.  The emerging relationships indicate that Anticipada may be the dominant site of deep mineralization towards the east.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this MD&A. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focused on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer (CXO) and a Shareholder of MAG and is a vendor of projects, other than Juanicipio, whereby he may receive royalties. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

 5. OUTLOOK

The Company intends to enhance its project portfolio through successful exploration and project development.  Although the Company's working capital position remains strong, the Company continues to execute its business plan prudently, with an on-going focus on high-grade, district scale potential properties.

9

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Minera Juanicipio

To date, the Juanicipio Technical Report has provided the framework on which the Technical Committee guides the continued advancement of the project. However, an engineering review of the impact of the significant drill results coming from Deep Zone is currently underway with an objective of determining whether aspects of the Bonanza Zone development should be modified to accommodate possible future production from this zone.  Fresnillo and the Company have been considering alternate mine plans and other enhancements to the development of the Juanicipio Project from what is set out in the Juanicipio Technical Report.  Considerations include increasing the processing plant nameplate capacity from 2,650 tonnes per day to 4,000 tonnes per day and sinking an internal shaft (or winze) to access the deeper zone sooner.  In addition, a new resource estimate incorporating further drilling is expected to be incorporated into the mine plan.  These changes, if approved by Minera Juanicipio, could result in an incremental increase in capital cost, a delay in the start-up of commercial production and an impact on the expected mine life of the project.

Although Minera Juanicipio has not formally made a "production decision," Fresnillo, the project operator, had repeatedly publicly reported that it expected Juanicipio would be in production by the second half of 2018.  Recently, Fresnillo indicated that the changes in design scope were expected to slide the anticipated project start-up from the second half of 2018 to the first half of 2019. Although the Company believes this timeline laid out by the project operator is reasonable in the context of the Juanicipio Technical Report and proposed scope changes, the actual schedule to production is still under review by Minera Juanicipio. There are no assurances that production will be achieved by that date, or at all.

Fresnillo has indicated that permitting based on the upgraded design has already commenced, and that it expects its Board to give formal project approval in the second quarter 2017. For MAG, the new resource estimate and these design upgrades are expected to be incorporated into a revised mine plan and a new MAG technical report for the project, expected to be completed in the second quarter of 2017 concurrent with the project approval.

On the exploration front, expected to be approved at the next JV Technical Committee meeting, Fresnillo plc has also reported a 20,000-metre exploration drill program for Minera Juanicipio in 2017.  Dr. Peter Megaw, the Company's Chief Exploration Officer and the MAG exploration team have been involved with Fresnillo in selecting drill targets for the expected 2017 programs.

Currently, there are three drill rigs on the property, two drilling from surface, and one drilling from underground.

Cinco de Mayo

The Company continues to believe that the Cinco de Mayo Property has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore the surface access will continue, but the Company has no current plans to conduct any geological exploration programs on the property.

10

 6. INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio") is the corporate entity through which the Company holds its Investment in Associate.

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)
	Year ended December 31,
(In thousands of US dollars)	2016	2015
Joint venture oversight expenditures incurred 100% by MAG	$262	$212
Cash contributions to Minera Juanicipio	7,137	4,796
Total for the current year	7,399	5,008
Equity pick up of current loss for the year	(1,327)	(1,366)
Balance, beginning of year	31,240	27,598
Balance, end of year	$37,312	$31,240

During the year ended December 31, 2016, the Company incurred oversight expenditures on the Juanicipio Property of $262 (December 31, 2015: $212) and made joint venture advances to Minera Juanicipio of $7,137 (December 31, 2015: $4,796).

Total Juanicipio Property expenditures incurred directly by Minera Juanicipio for the year ended December 31, 2016 amounted to approximately $14,821 (December 31, 2015: $9,791).

In the year ended December 31, 2016 the Company recorded a 44% equity loss from its Investment in Associate of $1,327 (December 31, 2015: $1,366). The equity loss pick up from Minera Juanicipio is a result of the weakening of the Mexican Peso relative to the US$, and the Company's related 44% share of a foreign exchange loss and deferred tax expense.

 7. EXPLORATION AND EVALUATION ASSETS

The Company's exploration and evaluation assets consist of the Cinco de Mayo and Guigui properties:

For the year ended	December 31, 2016			Dec 31, 2015
(In thousands of US dollars)	Cinco de mayo	Guigui	Total	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$-	$-	$-	$157
Camp costs, travel & transport	88	3	91	248
Drilling & drilling preparation	-	-	-	365
Geological, geochemical & geophysical	39	28	67	248
Land taxes and gov't fees	253	83	336	363
Legal, community and other consultation costs	590	3	593	944
Total for the year	970	117	1,087	2,325
Balance, January 1, 2016	48,859	3,947	52,806	50,481
Less: Impairment	(49,829)	(4,064)	(53,893)	-
Balance, December 31, 2016	$-	$-	$-	$52,806

11

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Cinco de Mayo Property

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Property located in northern part of Chihuahua State, Mexico.  In late 2012, certain members of the local Ejido challenged the Company's surface right access to the property and have since prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process. The Company has undertaken various activities since then in an attempt to regain access to the property.  In the year ended December 31, 2016, the Company incurred exploration and evaluation expenditures of $970 (December 31, 2015: $1,531) on the property.  In addition to land taxes of $228 (December 31, 2015: $263), the main expenditures and focus of work has been preparations for negotiations with the local Ejido which has included meetings with State and Federal authorities, and with several legal and Community Relations advisors in Mexico.

During the year, the Company failed to make the progress that had been previously anticipated at December 31, 2015.  The Ejido leadership has not agreed to meet with the Company to discuss a basis of a possible resolution, and they have not organized a formal Ejido Assembly to provide their members an opportunity to re-establish the Company's surface access to the property.  As well, while the Company has succeeded in gaining support from both the Federal and State Governments to advance its efforts, progress towards an access resolution has been very slow.

Management and the Board of Directors considered alternative options for the property during strategy sessions held in early 2017.  With the continuing Ejido impasse, the Company has concluded that as at December 31, 2016, the likelihood of regaining surface access is indeterminable.  The Company has therefore recognized an impairment charge of $49,829 ($44,891 after tax) in the year ended December 31, 2016 relating to the property.

The Company continues to believe that the Cinco de Mayo Property has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore the surface access will continue, although the Company has no current plans to conduct any geological exploration programs on the property.

 Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, and is subject to a royalty of 2.5% of the net smelter returns obtained from the property.  The Company filed for and obtained an additional 3,800 hectare "Guiguito" concession in 2013, and the combined property now consists of roughly 8,300 hectares.

In the year ended December 31, 2016, the Company incurred exploration and evaluation costs of $117 (December 31, 2015: $794) on the Guigui property, consisting primarily of holding costs.

A review of the exploration results on the property failed to meet the Company's criteria for continued exploration, and therefore an impairment charge of $4,064 ($3,838 after tax) was recognized against the Guigui Property during the year ended December 31, 2016.

8.	SELECTED ANNUAL INFORMATION
The following table summarizes selected financial data for the Company's three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.  All figures are reported under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

12

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015	Year ended Dec. 31, 2014
Revenues(1)	$1,115	$289	$238
Net Loss(2)	$(55,846)	$(16,829)	$(16,133)
Net Loss per Share	$(0.71)	$(0.24)	$(0.25)
Total Assets(3)	$177,240	$160,264	$169,523
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil
Notes:
(1)
The Company's only source of revenue during the years ending December 31, 2014 to 2016 was interest income from term deposits and cash deposits in high interest savings accounts held by the Company.  The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. The Company does not have any operating revenues.

(2)
The Company's normal course of business is to explore and evaluate its mineral properties as appropriate. The loss variation above reflects, amongst other things, the periodic impairment of exploration and evaluation assets (a non-cash charge), share based payment expense (a non-cash charge), and fluctuations in activity levels. The current year's net loss includes a $53,893 impairment of exploration and evaluation assets (see "Review of Financial Results" below) compared to a $4,292 write off of an option to acquire a mineral property in 2015, and $6,418 impairment of exploration and evaluation assets in 2014. The current year's net loss also includes share based payment expense of $2,263 compared to $3,090 and $3,502 in 2015 and 2014 respectively.

(3)
Included in 'Total Assets' at the end of 2016, the Company held $138,347 in cash, cash equivalents and term deposits, compared to $75,424 at December 31, 2015 and $86,280 at December 31, 2014. In the year ended December 31, 2016 the Company closed a bought deal financing for total gross proceeds of $74,757; no financings were completed in the year ended December 31, 2015, and in the year ended December 31, 2014 the Company closed a bought deal financing for total gross proceeds of $80,017.  Included in 'Total Assets' at the end of 2016, the Company had nil exploration and evaluation assets compared to $52,806 at December 31, 2015 and $50,480 at December 31, 2014.

(4)
The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the near future, as it anticipates that all available funds will be used to finance the operations and growth of its business.

13

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)
9.	REVIEW OF FINANCIAL RESULTS
	Year ended December 31,
	2016		2015
EXPENSES
Accounting and audit		$615		$469
Amortization		23		16
Filing and transfer agent fees		182		184
Foreign exchange loss		36		2,135
General office expenses		719		651
Legal		256		344
Management compensation and consulting fees		2,397		1,965
Property investigation costs		257		217
Impairment of exploration and evaluation assets		53,893		-
Option to acquire mineral interest written off		-		4,292
Share based payment expense		2,263		3,090
Shareholder relations		515		526
Travel		250		289
		61,406		14,178
Interest income		1,115		289
Gain on sale of available-for-sale securities		1,152		-
Gain on warrants (mark-to-market)		44		-
Impairment of available-for-sale securities		-		(92)
Equity pick up from associate		(1,327)		(1,366)
Loss for the year before income taxes	$	(60,422)	$	(15,347)

Deferred income tax recovery (expense)		4,576		(1,482)
Loss for the year	$	(55,846)	$	(16,829)
Year Ended December 31, 2016 vs. Year Ended December 31, 2015

The Company's net loss for the year ended December 31, 2016 increased to $55,846 from $16,829 in the comparable prior period primarily due to the impairments recognized on the Cinco de Mayo and Guigui properties totaling $53,893 (see "Exploration and Evaluation Assets" above) compared to a $4,292 write off of an option to acquire a mineral property in 2015.

A foreign exchange loss of $36 was recorded in the year ended December 31, 2016 compared to a $2,135 loss in the same period last year. The current period's foreign exchange loss resulted primarily from holding some Peso denominated monetary assets while the Peso weakened against the US$, while in the prior period, the foreign exchange loss resulted from holding Canadian dollar ("C$") cash while the C$ weakened against the US$.  A portion of the Company's monetary assets are used to fund Canadian dollar and Mexican Peso expenditures and are held in those respective currencies, and subject to foreign exchange risk.

14

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Management compensation and consulting fees in the year ended December 31, 2016 increased to $2,397 (December 31, 2015: $1,965), as the Company employed an additional staff member and more directors took fees in cash over deferred share units ("DSUs") as compared to the prior year.

Share based payment expense (a non-cash item) on equity incentive grants decreased in the year ended December 31, 2016 and amounted to $2,263 (December 31, 2015: $3,090).  The Company granted 227,773 stock options in the year ended December 31, 2016 (December 31, 2015: 701,250) and recorded $796 (December 31, 2015: $1,569) of share based payment expense relating to stock options vesting to employees and consultants in the period. The Company granted no RSUs and 69,085 PSUs in the year ended December 31, 2016 (December 31, 2015: 19,960 RSUs and 81,892 PSUs) and recorded a share based payment expense of $505 (December 31, 2015: $274) relating to RSUs and PSUs vesting to employees and consultants in the period.  In the year ended December 31, 2016, $962 of share based payment expense (December 31, 2015: $1,247) was also recorded on 63,287 DSUs (December 31, 2015: 123,932) granted under the Company's DSU plan and an additional 9,477 DSUs (December 31, 2015: 53,137) granted to two directors who elected to receive their retainer and meeting fees for the period in DSUs rather than in cash. The fair value of all stock option share-based payment expense is estimated using the Black-Scholes-Merton option valuation model. The fair value of deferred and restricted share units is based on the fair market value of a common share equivalent on the date of grant. The fair value of the portion of performance share units with market condition is determined using the Monte Carlo pricing model.

Other expenses incurred during the year ended December 31, 2016 included accounting and audit of $615 (December 31, 2015: $469), amortization of $23 (December 31, 2015: $16), filing & transfer agent fees of $182 (December 31, 2015: $184), general office expenses of $719 (December 31, 2015: $651), legal of $256 (December 31, 2015: $344), new property investigation costs of $257 (December 31, 2015: $217), shareholder relations expenses of $515 (December 31, 2015: $526) and travel of $250 (December 31, 2015: $289), were all either comparable with the prior period's expense or the change was not significant to the overall operations during the period.

In other income and expenses during the year ended December 31, 2016, the Company earned interest income on its cash, cash equivalents and term deposits of $1,115 (December 31, 2015: $289), and realized a gain of $1,152 (December 31, 2015: nil) on the sale of available-for-sale securities previously held for strategic reasons. In the current and prior year, the Company also recorded its 44% equity loss from Minera Juanicipio as described above in Investment in Associate.

A deferred (non-cash) tax recovery of $4,576 (December 31, 2015: $1,482 deferred tax expense) was recognized in the year ended December 31, 2016, primarily due to the impairment of Exploration and Evaluation assets in the year.

15

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Other Comprehensive Income (Loss):

	Year ended December 31,
In thousands of US dollars	2016		2015
Loss for the year	$	(55,846)	$	(16,829)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on available-for-sale securities, net of tax		1,198		(22)
Reclassification to gain on sale of available-for-sale securities		(1,152)		-

Total comprehensive income (loss)	$	(55,800)	$	(16,851)

In Other Comprehensive Income and Loss ("OCI") during year ended December 31, 2016, the Company recorded an unrealized gain of $1,198 (December 31, 2015: $22 unrealized loss) on available-for-sale securities it had strategically acquired. Upon the sale and disposition of certain available-for-sale securities in the year ended December 31, 2016, $1,152 was reclassified from OCI to gain on sale of available-for-sale securities.

 10. SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS")) (expressed in US$000's except Net Loss per Share):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per Share
December 31, 2016	$351	$(50,337)	$(0.62)
September 30, 2016	$348	$(1,985)	$(0.02)
June 30, 2016	$303	$(2,227)	$(0.03)
March 31, 2016	$113	$(1,297)	$(0.02)
December 31, 2015	$64	$(10,169)	$(0.15)
September 30, 2015	$66	$(1,988)	$(0.03)
June 30, 2015	$68	$(2,136)	$(0.03)
March 31, 2015	$92	$(2,536)	$(0.04)
Notes:
(1)
The Company's only source of revenue during the quarters listed above was interest earned on bank cash, cash equivalent and term deposit balances.  The amount of interest revenue earned correlates directly to the amount of cash and term deposits on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax expense) as described in "Review of Financial Results" above.

16

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

11. FOURTH QUARTER

The Company's net loss for the three months ended December 31, 2016 increased to $50,337 (December 31, 2015: $10,169) as the Company recognized an impairment on its Cinco de Mayo and Guigui properties totaling $53,893 in the quarter ended December 31, 2016 (see "Exploration and Evaluation Assets" above) compared to a $4,292 write-off of an option to acquire a mineral property in 2015.

Management compensation and consulting fees in the quarter ended December 31, 2016 increased to $1,104 (December 31, 2015: $824), as the Company employed an additional staff member and more directors took fees in cash over deferred share units ("DSUs") as compared to the comparable prior quarter.

The Company granted 227,773 stock options, 69,085 performance share units ("PSUs") and 2,409 deferred share units ("DSUs) in the quarter ended December 31, 2016 (December 31, 2015: 432,500 stock options, 81,892 PSUs and 88,316 DSUs), and recorded share based payment expense (a non-cash item) of $267 in the current quarter (December 31, 2015: $1,348).  The fair value of all stock option share-based payment expense is estimated using the Black-Scholes-Merton option valuation model. The fair value of deferred and restricted share units is based on the fair market value of a common share equivalent on the date of grant. The fair value of the portion of performance share units with market condition is determined using the Monte Carlo pricing model.

Other expenses incurred during the quarter ended December 31, 2016 included accounting and audit of $393 (December 31, 2015: $263), amortization of $9 (December 31, 2015: $4), filing & transfer agent fees of $6 (December 31, 2015: $19), foreign exchange loss of $194 (December 31, 2015: $423), general office expenses of $165 (December 31, 2015: $125), property investigation costs of $73 (December 31, 2015: $30), Legal and shareholder relations expenses of $125 (December 31, 2015: $352) and travel of $65 (December 31, 2015: $70), were all either comparable with the prior period's expense or the change was not significant to the overall operations during the period.

In other income and expenses during the quarter ended December 31, 2016, the Company earned interest income on its cash, cash equivalents and term deposits of $351 (December 31, 2015: $63). The Company also recorded a 44% equity loss pick up from its Investment in Associate, amounting to $308 in the quarter ended December 31, 2016 (December 31, 2015: $1,001).  The equity loss pick up relates to the Company's 44% share of a foreign exchange loss and a deferred income tax expense incurred within Minera Juanicipio.

The Company recorded a deferred tax recovery of $5,870 for the quarter ended December 31, 2016 (December 31, 2015: $1,482 deferred tax expense) related primarily to the impairment of Exploration and Evaluation assets in the quarter.

 12. CASH FLOWS

The following table summarizes cash flow activities for the year ended December 31, 2016:

17

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)
	Year ended December 31,
(In thousands of US dollars)	2016	2015

Operations	$(4,084)	$(4,359)
Changes in non-cash working capital	(356)	688
Operating activities	(4,440)	(3,671)

Investing activities	(62,922)	(8,266)
Financing activities	75,313	2,597

Change in cash and cash equivalents during the year	7,951	(9,340)

Effects of exchange rate changes on cash and cash equivalents	(28)	(1,516)

Cash, beginning of year	75,424	86,280
Cash and cash equivalents, end of year	$83,347	$75,424
Term deposits, end of year	$55,000	$-

Operating Activities

During the year ended December 31, 2016, the Company used $4,084 in cash for operations, compared to $4,359 in the year ended December 31, 2015.  The Company's non-cash working capital in the year ended December 31, 2016, increased by $356 (December 31, 2015: decreased by $688).

Investing Activities

During the year ended December 31, 2016, the Company invested cash of $62,922 compared to $8,266 in the year ended December 31, 2015.  The primary investment of cash in the year ended December 31, 2016 was the purchase of term deposit with an initial maturity in excess of 90 days totaling $55,000 (December 31, 2015: nil). The Company also used cash to fund advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $7,363 in the year ended December 31, 2016 (December 31, 2015: $5,009).  The Company makes cash advances to Minera Juanicipio as 'cash called' by operator Fresnillo, based on approved joint venture budgets.  In the year ended December 31, 2016, the Company also expended $1,323 (December 31, 2015: $2,107) on its other exploration and evaluation properties.

Financing Activities

During the year ended December 31, 2016, the Company's net cash from financing activities amounted to $75,313, compared to $2,597 in the year ended December 31, 2015.

As discussed in "Financing Activities" above, on March 1, 2016, the Company closed a bought deal public offering and issued 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006.  On March 4, 2016, the underwriters exercised in full an associated 15% over-allotment option, and the Company issued an additional 1,335,750 common shares for additional gross proceeds of $9,751.  Total gross proceeds were $74,757, and combined net proceeds amounted to $70,654.

In the year ended December 31, 2016, 691,705 stock options, were exercised for cash proceeds of $4,659 (December 31, 2015: 424,900 stock options were exercised for cash proceeds of $2,597).  During the year ended December 31, 2016, an additional 1,125,001 stock options were exercised under a less dilutive cashless exercise provision of the plan (December 31, 2015: 504,785), whereby 325,671 shares were issued in settlement of the stock options (December 31, 2015: 121,150), and the remaining 799,330 options were cancelled (December 31, 2015:  383,635).

18

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

13. FINANCIAL POSITION

The following table summarizes the Company's financial position as at:

(In thousands of US dollars)	December 31, 2016	December 31, 2015

Cash and cash equivalents	$83,347	$75,424
Term deposits	55,000	-
Other current assets	1,527	756
Total current assets	139,874	76,180
Equipment	54	38
Investment in associate	37,312	31,240
Exploration and evaluation assets	-	52,806
Total assets	$177,240	$160,264

Total current liabilities	$733	$957
Deferred income taxes	589	5,165
Total liabilities	1,322	6,122
Total equity	175,918	154,142
Total liabilities and equity	$177,240	$160,264

Total current assets increased from $76,180 at December 31, 2015 to $139,874 December 31, 2016.  The increase is primarily due to the funds raised from the bought deal financing which closed in the first quarter of 2016 (as referred to above in "Financing Activities").  Cash, cash equivalents and term deposits totaled $138,347 at December 31, 2016 compared to $75,424 at December 31, 2015.  Other current assets as at December 31, 2016 included investments of $718 (December 31, 2015: $279), prepaid expenses of $181 (December 31, 2015: $150) and accounts receivable of $628 (December 31, 2015: $327).  The accounts receivable is comprised primarily of interest receivable earned on its cash, cash equivalents and term deposits.

The increase from December 31, 2015 to December 31, 2016 in Investment in Associate from $31,240 to $37,312 reflects the Company's ongoing investment in Minera Juanicipio as discussed in "Investing Activities" above.  The decrease from December 31, 2015 to December 31, 2016 in Exploration and Evaluation assets from $52,806 to nil, reflects the impairments of the Cinco de Mayo and Guigui Properties in the current year ended December 31, 2016.

Current liabilities at December 31, 2016 amounted to $733 (December 31, 2015: $957) and are attributable to accrued exploration and administrative expenses. The deferred income tax liability decreased to to $589 at December 31, 2016 (December 31, 2015 $5,165) primarily as a result of deferred tax recovery recognized in the year and explained above in the "Review of Financial Results."

19

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

The variation in total equity is due primarily to the aforementioned public offering completed during the year ended December 31, 2016.

14. LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2016, the Company had working capital of $139,141 (December 31, 2015: $75,223) including cash, cash equivalents and term deposits of $138,347 (December 31, 2015: $75,424).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  Although the Company believes it is fully funded for its share of the Juanicipio development as envisioned under the Juanicipio Technical Report (see Funding of the Juanicipio Development below), the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project in light of the scale and scope changes currently being considered.

Funding of the Juanicipio Development

The Juanicipio Technical Report estimated total project capital costs of $302,000 inclusive of capitalized operating costs (MAG's 44% share is $132,880) over 3.5 years from the start of development.  As the first 33 months of development, as envisioned under the Juanicipio Technical Report, are primarily focused on the ramp decline, the majority of the capital costs are not expected to be incurred until the latter part of the development schedule. The larger capital expenditures items associated with the mine development have not yet been approved by Minera Juanicipio.

To December 31, 2016, approximately $35,675 of the Juanicipio development has been funded by the joint venture partners (MAG's share funded to December 31, 2016 is approximately $15,697), leaving approximately $266,325 (MAG's 44% share is approximately $117,183) of remaining mine development expenditures to complete the Juanicipio mine according to the Juanicipio Technical Report. In addition, as at December 31, 2016, Minera Juanicipio had cash on hand of $3,573 available to fund expenditures.   Given the progress to date, and the Company's cash, cash equivalents and term deposits on hand ($138,347) as at December 31, 2016), the Company believes that it has enough cash to fully fund its 44% share of cash calls for the Juanicipio mine development as envisioned in the Juanicipio Technical Report.

In addition, the Preliminary Economic Assessment set out in the Juanicipio Technical Report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the Preliminary Economic Assessment set out in the Juanicipio Technical Report will be realized.  As a result, there are additional risks in commencing and completing construction based upon the Juanicipio Technical Report including additional risks as to capital and operating costs, development time, mineral recovery and financial viability. There is also no guarantee that the construction will be completed or, if completed, that production will begin or that financial results will be consistent with the Juanicipio Technical Report.

As noted in the Outlook above, given the potential size of the additional mineralized zones, the Joint Venture partners, led by JV Operator Fresnillo plc, have been considering project design enhancements to maximize the value of both the Bonanza Zone and the new deeper zone. Considerations include increasing the processing plant nameplate capacity from 2,650 tonnes per day to 4,000 tonnes per day and sinking an internal shaft (or winze) to access the deeper zone sooner. These changes in design scope could result in an incremental increase in the project capital cost and slide the anticipated project start-up from the second half of 2018 to the first half of 2019.

20

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

The new resource estimate, the design upgrades and the associated capital requirements will be incorporated into a revised mine plan and a new MAG technical report for the project, expected to be completed in the second quarter of 2017 concurrent with the project approval.  Accordingly, the complete development of the Juanicipio Project may require capital exceeding the Company's cash on hand resources, and the Company may need to raise significant additional capital in the future under such circumstances.  Future liquidity may therefore depend upon the Company's ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company's ownership interest in Minera Juanicipio, in accordance with the shareholders agreement.

Actual vs Expected Use of Proceeds – Prior Financings

In the Company's Short Form Prospectus dated July 9, 2014 and in its February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (collectively, the "Offering Documents"), the Company provided the expected use of proceeds with respect to each offering.  The table below provides a comparison of the Company's estimated actual use of proceeds to date, as compared to the use of proceeds presented in the Offering Documents:

Intended Use of Proceeds	Expected Use of Proceeds July 9, 2014	Estimated Actual Use of Net Proceeds to date (1)	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $C)	(000s of $C)	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$3,000	$3,350 (2)	$5,000	$1,903
Development expenditures at the Juanicipio Property	$71,470	$19,024 (3)	$50,000	$ - (3)
Development contingency at the Juanicipio Property	$ -	$ -	$7,500	$ -
(1) Cash calls advanced to the Juanicipio Property are made in U.S. dollars and for the purposes of the July 9, 2014 analysis, have been converted to C$ based on the closing U.S.$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG agreed to an additional 10,000 metre U.S.$1,500 (MAG's 44% share is US$660) drill program to further delineate the extent of the new deep zone. This drill program was funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering.

(3) As the first 33 months of development focuses primarily on ramp decline, the majority of the capital expenditures are yet to be incurred, and are expected to be incurred in the latter part of the development schedule (2017-2018).

 15. CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

21

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

	Total	Less than 1 year	1-3 Years	3-5 Years
Property Option Payments, Exploration and Development Expenditures – Total (1)	$-	$-	$-	$-

Office Lease	363	129	234	-
Total Obligations	$363	$129	$234	$-
(1) Although the Company makes cash advances to Minera Juanicipio as cash called by operator Fresnillo (based on annual Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest.
Other contractual obligations include: a 2.5% NSR royalty on the Cinco de Mayo property under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property; and a 2.5% NSR royalty on the Guigui mining concessions.
The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company.  The Company has a comprehensive director and officers liability insurance policy that could mitigate such costs if incurred.

 16. SHARE CAPITAL INFORMATION

The Company's authorized capital consists of an unlimited number of common shares without par value.  As at March 29, 2017, the following common shares, stock options, RSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	80,755,843
Stock Options	2,166,772	$5.35 - $17.55	0.4 to 4.7 years
Performance Share Units("PSUs") (1)	140,203 (1)	1:1	3.7 to 4.7 years
Restricted Share Units("RSUs")	46,520	1:1	2.3 to 3.2 years
Deferred Share Units ("DSUs")	373,305	1:1	n/a (2)
Fully Diluted	83,482,643

 (1) Includes 69,085 PSUs where vesting is subject to a market price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% (nil PSUs) to 200% (138,170 PSUs).
(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant's termination date.

22

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

17. OTHER ITEMS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local Ejido.  Any resolution to this situation will include a comprehensive CSR program to coincide with the next phases of the Company's exploration activity.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Tax Law for the State of Zacatecas.

On December 31, 2016, the Government of the State of Zacatecas, Mexico published the Tax Law for the State of Zacatecas (Ley de Hacienda del Estado de Zacatecas, the "Zacatecas Tax Law"), which came into effect on January 1, 2017.

As provided for in the Zacatecas Tax Law, certain so called "environmental duties" were established for operations carried out within the State of Zacatecas, Mexico.  Minera Juanicipio's operations are located in the State of Zacatecas, and this new tax law will apply to the Juanicipio development once it is in production, the effects of which have not been quantified.  Managements' assessment of this tax however, is that it will not have an impact on the viability of the Juanicipio Project.

Value Added Tax ("VAT") also known as "IVA"

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of goods and services at a rate of 16%.  Exports and other specified items may be subject to a 0% rate.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider.  Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid.  However, amendments to Mexican VAT legislation took effect January 1, 2017, and may impact the Company's ability to recover VAT paid after January 1, 2017 (no impact on VAT paid up to and including December 31, 2016). Although still subject to interpretation and confirmation of intent, it now appears that companies in a pre-operative/exploration stage should not apply for VAT refunds until the company has taxable sales; or in the alternative, if VAT credits are filed for and recovered and the exploration activities later cease without success, the Company may have to refund the tax authorities for the amounts previously recovered on an inflation adjusted basis.

These changes may effectively increase the non-Juanicipio administrative and exploration costs of the Company conducting business in Mexico by 16% in 2017 and beyond.  However, the changes are not expected to have any impact on Minera Juanicipio and its ability to recover VAT paid, given the expectation it will be in production by 2019.

23

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

 18. TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price could have an adverse material impact on the Company's operations and market value.

The nature of the Company's business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. The Company's liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company's ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or "Ejidos" and there has been a recent trend in Mexico of increasing Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend at its Cinco de Mayo property.  Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company's interest in a property could be materially adversely affected.  Also see "Risks and Uncertainties" below.

Apart from these and the risks referenced below in "Risks and Uncertainties," management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

 19. RISKS AND UNCERTAINTIES

The Company's securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading "Risk Factors" in the Company's most recent Annual Information Form ("AIF") dated March 29, 2017 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 11(c) in the unaudited condensed interim consolidated financial statements of the Company as at December 31, 2016).

24

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

20. OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

21. RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  Dr. Peter Megaw, the Company's Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX.  In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company's exploration programs, and he and his team developed the geologic concepts and directed the acquisition of all the Company's projects, including the Juanicipio Project and the Cinco de Mayo Property.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Year ended Dec 31,
	2016	2015

Fees related to Dr. Megaw:
Exploration and marketing services	$346	$398
Travel and expenses	59	112
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	121	121
Field exploration services	565	1,002
	$1,091	$1,633
All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered.  A portion of the expenditures are incurred on the Company's behalf, and are charged to the Company on a "cost + 10%" basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel & IMDEX. Included in trade and other payables at December 31, 2016 is $255 related to these services (December 31, 2015: $356).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company had entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company. As the contract expired on December 31, 2015 and was not renewed in 2016, no consulting fees were paid in the year ended December 31, 2016 (December 31, 2015: C$11) and there are no payables related to such services as at December 31, 2016 (December 31, 2015: nil).

25

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company's significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2016 (%)	2015 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio"), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc ("Fresnillo") and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at December 31, 2016, as publicly reported.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

	Year ended December 31,
	2016	2015
Salaries and other short term employee benefits	$1,412	$1,438
Share based payments (Note 9(b), (c ), and (d))	1,507	1,751
	$2,919	$3,189
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

22. CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments and (v) financial instruments, as the main estimates for the following discussion.  Please refer to Note 2 of the Company's consolidated financial statements as at December 31, 2016 for a description of all of the significant accounting policies.

26

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties ("exploration and evaluation" assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company's share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options.   The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company's share price, a risk free interest rate, and correlated stock returns.

Under IAS 39 –  Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

27

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

 23. CHANGES IN ACCOUNTING STANDARDS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2016.  These include:

IFRS 2 Share-based payments. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include 'net settlement feature' in respect of employee withholding taxes. The amendments apply for annual periods on or after January 1, 2018 with early adoption permitted. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

IAS 7 Statements of cash flows. In January 2016, the IASB issued amendments to IAS 7 to be applied prospectively for annual periods on or after January 1, 2017 with early adoption permitted.  The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The Company will adopt these amendments on the effective date, and they are not expected to have a significant impact on the Company's consolidated financial statements.

IFRS 9 Financial Instruments.  In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company will adopt this standard on the effective date and is currently evaluating the impact this standard may have on its consolidated financial statements.

IAS 12 Income taxes. In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12). The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that unrealized losses on debt instruments measured at fair value in the financial statements but at cost for tax purposes can give rise to deductible temporary differences.  The Company currently does not have debt instruments and the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company's only source of revenue in the current and prior periods is interest income from high interest savings accounts and term deposits, but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

28

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized.  The standard is effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company will adopt this standard on the effective date and is currently evaluating the impact this standard may have on its consolidated financial statements.

24.     CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company's disclosure controls and procedures as of December 31, 2016 through inquiry and review, as well as by drawing upon their own relevant experience.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as at December 31, 2016.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains a third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The consolidated financial statements and MD&A for the year ended December 31, 2016 were approved by the Board on March 27, 2017.  The Board's review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2016 and have concluded that the Company's internal control over financial reporting is effective.

29

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

There have been no changes in internal controls over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

25. SUBSEQUENT EVENTS

Subsequent to December 31, 2016 the Company:

1.	Issued 12,400 common shares pursuant to the exercise of stock options with an exercise price of C$9.28 for proceeds of C$115; and,

2.
Issued 39,239 common shares pursuant to the exercise of 75,000 stock options with an exercise price of C$9.15 exercised under a less dilutive cashless exercise provision of the plan, whereby 39,239 shares were issued in settlement of the stock options, and the remaining 35,761 options were cancelled.

26. ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG's profile on the SEDAR website at www.sedar.com and on SEC's EDGAR website at www.sec.gov.

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